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RECEIVED FEB 2 7 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 199

3/16

06004578

SECL ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 47396

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. R. Rice Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

938 Forest Ave.
(No. and Street)

Portland (City) Maine (State) 04103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry L. Howgate (207-775-3451)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fortin, Howgate & Harmon
(Name – *if individual, state last, first, middle name*)

210 Western Ave. (Address) So. Portland (City) Maine (State) 04106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CA 7/7/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Rice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. R. Rice Financial Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Robert A. Benson Jr.
Notary Public

ROBERT A. BENSON JR.
Notary Public, Maine
My Commission Expires October 1, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Supplemental Report of Independent Auditors

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.R. RICE FINANCIAL SERVICES, INC.
PORTLAND, MAINE

FINANCIAL REPORT
YEAR ENDED
DECEMBER 31, 2005

FORTIN, HOWGATE & HARMON

Certified Public Accountants
South Portland, Maine

W.R. RICE FINANCIAL SERVICES, INC.
DECEMBER 31, 2005

INDEX

FORTIN, HOWGATE & HARMON
Certified Public Accountants

210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fourteen
2 0 0 6

Independent Auditors' Report

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine

We have audited the accompanying balance sheets of W.R. Rice Financial Services, Inc. as of December 31, 2005 and 2004 and the related statements of operations, cash flows, and changes in stockholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.R. Rice Financial Services, Inc. at December 31, 2005 and 2004 and the results of its operations, cash flows, and changes in stockholders' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fortin, Howgate + Harmon

W.R. RICE FINANCIAL SERVICES, INC.
BALANCE SHEETS
DECEMBER 31, 2005 and 2004
(See Independent Auditors' Report)

	2005	2004
ASSETS		
CURRENT ASSETS:		
Cash	$ 27,354	$ 30,368
Commissions Receivable	6,882	7,970
Prepaid Expenses	266	374
Marketable Securities	89,287	25,888
Total Current Assets	123,789	64,600
PROPERTY AND EQUIPMENT:	42,612	41,389
Less: Accumulated Depreciation	34,717	32,552
	7,895	8,837
TOTAL ASSETS	$ 131,684	$ 73,437
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts Payable	$ 7,913	$ 5,267
Accrued Expenses	2,956	2,894
Total Current Liabilities	10,869	8,161
STOCKHOLDERS' EQUITY:		
Common Stock, No Par; Authorized 3,000 Shares; Issued and Outstanding 3,000 Shares	20,000	20,000
Additional Paid-In Capital	20,000	20,000
Retained Earnings	67,122	52,482
Unrealized Holding Gains (Losses)	13,693	(27,206)
TOTAL STOCKHOLDERS' EQUITY	120,815	65,276
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 131,684	$ 73,437

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(See Independent Auditors' Report)

	2005	2004
REVENUES:		
Commissions	$ 353,135	$ 330,518
Financial Planning and Advisory Fees	32,238	29,196
	385,373	359,714
EXPENSES:		
Commissions Paid	222,805	208,631
Officers' Salary	60,000	60,000
Other Wages	11,282	10,770
Office Rent	14,700	14,700
Telephone	1,674	1,616
Advertising and Promotion	472	403
Insurance	1,034	791
Equipment Rental	1,574	1,679
Vehicle Expense	2,289	3,762
Professional Fees	6,200	6,100
Repairs and Maintenance	20,467	16,552
Retirement Plan Contribution	12,000	12,000
Utilities	7,645	6,072
Training and Seminars	227	173
Office Supplies	1,356	1,698
Regulatory Fees	5,569	4,190
Payroll Taxes	5,868	5,806
Computer Expenses	1,525	1,151
Charitable Contributions	970	220
Travel and Entertainment	2,564	1,964
Postage and Shipping	1,029	982
Cantella Maintenance Fees	2,545	2,040
Memberships and License Fees	1,615	1,089
Publications	101	532
Depreciation and Amortization	2,165	3,084
Miscellaneous	633	1,362
Rep. Expense Reimbursement	(17,063)	(15,071)
	371,246	352,296
NET OPERATING INCOME	14,127	7,418
OTHER INCOME:		
Interest	513	313
	513	313
NET INCOME (LOSS)	$ 14,640	$ 7,731

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2005 AND 2004

(See Independent Auditors' Report)

	Additional Paid-In Capital	Common Stock	Retained Earnings	Unrealized Holding Gains (Losses)	Total
BALANCE, DECEMBER 31, 2003	$ 20,000	$ 20,000	$ 64,549	$ (29,110)	$ 75,439
NET INCOME - 2004	0	0	7,731	0	7,731
STOCKHOLDER DISTRIBUTIONS 2004	0	0	(19,798)	0	(19,798)
UNREALIZED HOLDING GAINS (LOSSES)	0	0	0	1,904	1,904
BALANCE, DECEMBER 31, 2004	$ 20,000	$ 20,000	$ 52,482	$ (27,206)	$ 65,276
NET INCOME - 2005	0	0	14,640	0	14,640
STOCKHOLDER DISTRIBUTIONS 2005	0	0	0	0	0
CHANGES IN UNREALIZED HOLDING GAINS (LOSSES)	0	0	0	40,899	40,899
BALANCE, DECEMBER 31, 2005	$ 20,000	$ 20,000	$ 67,122	$ 13,693	$ 120,815

See Notes to Financial Statements.

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(See Independent Auditors' Report)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 14,640	$ 7,731
Adjustments to Reconcile Net Income To Net Cash Provided by Operating Activities:		
Depreciation and Amortization	2,165	3,084
Changes in Assets and Liabilities:		
Commissions Receivable	1,088	4,384
Prepaid Expenses	108	290
Accounts Payable and Accrued Expenses	2,708	586
Net Cash Provided by Operating Activities	20,709	16,075
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(1,223)	(725)
Purchase of Marketable Securities	(22,500)	0
Net Cash (Used) By Investing Activities	(23,723)	(725)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Stockholders	0	(19,798)
Net Cash (Used) by Financing Activities	0	(19,798)
NET (DECREASE) IN CASH	(3,014)	(4,448)
CASH AT BEGINNING OF YEAR	30,368	34,816
CASH AT END OF YEAR	$ 27,354	$ 30,368

See Notes to Financial Statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business Activity:

W.R. Rice Financial Services, Inc. (the Company) was incorporated on July 25, 1994 and commenced operations in October of 1994. The Company is a broker-dealer engaged primarily in transactions in securities. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of NASD (National Association of Securities Dealers, Inc.) and SIPC (Securities Investor Protection Corporation).

Cash Equivalents:

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Property and Equipment:

Expenditures for property and equipment, and for renewals and betterments which extend the originally estimated useful life of assets, are capitalized. Expenditures for maintenance and repairs are charged to expense. When properties are disposed of, the related cost and accumulated depreciation are removed and gain or loss is included in the results of operations.

Depreciation for financial reporting purposes is provided for principally on the straight line basis over the estimated useful life of the assets.

Property and equipment which is stated at costs consists of the following:

	Cost	Accumulated Depreciation	Book Value
Leasehold Improvements	$ 19,760	$ 14,914	$ 4,846
Office Furniture and Equipment	22,852	19,803	3,049
	$ 42,612	$ 34,717	$ 7,895

Revenue:

Commission revenues are recorded on a trade date basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could defer from those estimates.

NOTE 2 - MARKETABLE SECURITIES:

Investments in marketable equity securities are stated at fair market value. Cost and fair value of marketable securities available for sale at December 31, 2005 are as follows:

	Cost	Unrealized Gain/(Loss)	Fair Value
2538 shares of The Nasdaq Stock Market, Inc.	$ 32,994	$ 56,293	$ 89,287
3000 Warrants of National Association of Securities Dealers, Inc. to purchase shares of The Nasdaq Stock Market, Inc.	42,600	(42,600)	0
	$ 75,594	$ 13,693	$ 89,287

NOTE 3 - RELATED PARTY TRANSACTIONS:

In November 1997 the Company began leasing office space from its majority stockholder. The rent paid for 2005 was $14,700. There was no formal lease agreement as of December 31, 2005.

NOTE 4 - ADVERTISING:

Direct response advertising consists of various forms of media advertising.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2005, the Company's net capital for regulatory purposes was $84,193, which exceeded its required net capital of $5,000 by $79,193, and the percentage of aggregate indebtedness to net capital was 12.91%.

NOTE 6 - RETIREMENT PLAN:

The Company maintains a retirement plan (Simplified Employee Pension) for all eligible employees. For 2005 a Company contribution of $12,000 was made.

NOTE 7 - INCOME TAXES:

The Company has elected S-Corporation status and therefore the net income of the Company is reported at the shareholder level.

NOTE 8 - COMPENSATED ABSENCES:

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

SUPPLEMENTARY INFORMATION

W.R. RICE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2005

CREDITS:	
Stockholders' Equity	$ 120,815
DEBITS:	
Nonallowable Assets:	
Property and Equipment	7,895
Receivables From Non-Customers	1,675
Prepaid Expenses	266
Haircuts on Marketable Securities (89,287 X 30%)	26,786
Total Debits	36,622
TOTAL CAPITAL	84,193
MINIMUM NET CAPITAL - THE GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OF $725 OR $5,000.	5,000
EXCESS NET CAPITAL	$ 79,193
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	12.91%
TOTAL AGGREGATE INDEBTEDNESS	$ 10,869

See the reconciliation of the computation of net capital pursuant to uniform net capital Rule 15c3-1 included in the Company's corresponding unaudited Form X-17A-5 Part IIA Filing with the computation included in this report.

W.R. RICE FINANCIAL SERVICES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
TO COMPUTATION IN CORRESPONDING UNAUDITED FORM X-17A-5
PART IIA FILING WITH THE COMPUTATION INCLUDED IN THIS REPORT
DECEMBER 31, 2005

NET CAPITAL AS REPORTED IN COMPANY'S DECEMBER 31, 2005 UNAUDITED FILING OF PART IIA OF FORM X-17A-5	$ 64,787
NET AUDITED ADJUSTMENTS	19,406
NET CAPITAL AS REPORTED ON SCHEDULE 1 OF THE ADDITIONAL INFORMATION	$ 84,193

W.R. RICE FINANCIAL SERVICES, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(2)(ii) of that Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS

FORTIN, HOWGATE & HARMON
Certified Public Accountants
210 Western Avenue • South Portland, ME 04106-2416
(207) 775-3451 • Fax (207) 879-0926

Roger L. Fortin, CPA
Barry L. Howgate, CPA
Thomas G. Harmon, CPA

February Fourteen
2 0 0 6

Board of Directors
W.R. Rice Financial Services, Inc.
Portland, Maine 04101

In planning and performing our audit of the financial statements of W.R. Rice Financial Services, Inc. at and for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by W.R. Rice Financial Services, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedure for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Fortin, Howgate + Harmon